FORM 5          UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check this box if no longer                        OMB APPROVAL
    subject to Section 16.  Form                       OMB Number: 3235-0362
    4 or Form 5 obligations may                        Expires: January 31, 2005
    continue.  See Instruction                         Estimated average burden
    1(b)                                               hours per response...1.0
[ ] Form 3 Holdings Reported
[ ] Form 4 Transactions Reported

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940

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1.  Name and Address of    2. Issuer Name and Ticker or Trading Symbol  6.  Relationship of Reporting Person(s) to Issuer
    Reporting Person*                                                             (Check all applicable)

    Mills, Michael L.         Klever Marketing (KLMK)                        X  Director      _____10% Owner
  (Last) (First) (Middle)                                                  ____ Officer (give _____Other (specify below)
                                                                                  title below)
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                           3. I.R.S. Identification   4.  Statement for    Individual or Joint / Group Filing
                              Number of Reporting          Month/Year       (Check Applicable Line)
 20890 Bakal Drive            Person, if an entity                            X   Form Filed by One Reporting Person
                              (Voluntary)
    (Street)                                                12/2002          _____ Form Filed by More than One Reporting Person

                                                       5.  If Amendment, Date of
Riverside, California 92508                                Original (Month/Year)
(City)  (State) (Zip)
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Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                           2.  Trans-   3. Transac-   4.Securities Acquired (A) or   5. Amount of     6. Ownership   7. Nature of
1.  Title of Security          action      tion         Disposed of (D)              Securities        Form:          Indirect
      (Instr. 3)               Date        Code         (Instr. 3, 4 and 5)          Beneficially      Direct         Beneficial
                                          (Instr. 8)                                 Owned at End      (D) or         Ownership
                             (Month/                                                 of Month          Indirect       (Instr. 4)
                              Day/                                                   (Instr. 3 and     (I)
                              Year)                                                    4)              (Instr. 4)
                                                      -------------------------  --------------
                                                      Amount (A)or(D)   Price
---------------------------- ---------- ------------- ------ -------- ---------- -------------- ------------------- ------------
Common Stock, par value
 $0.01 per share             11/18/96         P3      11,591    A                   23,182              D
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Common Stock, par value
 $0.01 per share             12/17/98         P3      11,591    A                   23,182              D
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*If the  form is  filed  by more  than one  reporting  person,  see  Instruction
4(b)(v).

         Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 2270 (3-00)


  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

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1.Title of    2.          3.       4.      5.Number of  6.Date        7.Title and  8.Price of  9.Number    10.          11.Nature
  Derivative  Conversion  Trans-   Trans-  Derivative   Exercisable   Amount of    Derivative  of           Ownership    of
  Security    or          action   action  Securities   and           Underlying   Security    Derivative   Form of      Indirect
  (Instr. 3)  Exercise    Date     Code    Acquired     Expiration    Securities   (Instr.     Securities   Derivative   Beneficial
              Price       (Month/  (Instr. (A) or       Date          (Instr. 3    5)          Beneficially Security:    Ownership
              of          Day/     8)      Disposed of  (Month/       and 4)                   Owned        Direct       (Instr.
              Derivative  Year)            (D) (Instr.  Day/Year)                              at End       (D) or       4)
              Security                     3, 4, and 5)                                        of           Indirect
                                                                                               Month        (I)
                                                                                               (Instr.      (Instr.
                                                                                               4)           4)
                                           ------ -----   ----------- --------- -------------

                                             (A)   (D)   Date   Expir-  Title      Amount
                                                         Exer-  ation              or
                                                         cisable Date              Number
                                                                                   of
                                                                                   Shares
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Common Stock
Option         $2.75      08/02/99   P4      A          8/02/99 8/02/99 Common      12,000       112,000        D
                                                                        stock, par
                                                                        value $0.01
                                                                        per share
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Common Stock
Option         $1.00      01/26/01   P4      A          1/26/02 1/26/04 Common      100,000      112,000        D
                                                                        stock, par
                                                                        value $0.01
                                                                        per share
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Common Stock
Option         $1.05      05/08/02   P4      A          5/08/03 5/08/05 Common      100,000      212,000        D
                                                                        stock, par
                                                                        value $0.01
                                                                        per share

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Explanation of Responses:

Does not includes (a) 37,879 Class C Preferred Shares (convertible into 378,790 Common Shares) held by Olson Farms, Inc., of which Mr. Mills is president as to all of which Mr. Mills disclaims beneficial ownership, (b) 411,770 common shares held by Olson Farms, Inc., of which Mr. Mills is president and as to all of which Mr. Mills disclaims beneficial ownership, (c) 5,769 Class A Preferred Shares (convertible into 57,690 Common Shares) held by the Olson Foundation, of which Mr. Mills is one of four trustees, as to all of which Mr. Milsl disclaims beneficial ownership, (d) 6,061 Class D Preferred Shares (convertible into 60,610 common shares) held by Olson Foundation of which Mr. Mills is one of four trustees, as to all of which Mr. Milsl disclaims beneficial ownership, (e) 973,603 common shares held by the Estate of Peter Dean Olson, of which Mr. Mills is Executor, as to all of which Mr. Mills disclaims beneficial interest, (f) 759,765 common shares held by Olson Farms, Inc., of which Mr. Mills is president as to all of which Mr. Mills disclaims beneficial ownership, (g) 150,000 common shares held by the Olson Foundation, of which Mr. Mills is one of four trustees, as to all of which Mr. Milsl disclaims beneficial ownership, (h) options or warrants to purchase 136,153 shares held by the Olson Foundation, of which Mr. Mills is one of four trustees, as to all of which Mr. Milsl disclaims beneficial ownership, and (i) options or warrants to purchase 3,060 common shares held by the Olson Farms, Inc., of which Mr. Mills is president as to all of which Mr. Mills disclaims beneficial ownership.


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

                                           /s/ Michael L. Mills           3/5/03
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                                          ** Signature of Reporting Person  Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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